UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2008
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.
In this Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, without limitation, statements relating to our Fab 7, our belief that our sources of liquidity and cash flows will be sufficient to meet our liquidity needs for the next twelve months and our expected capital expenditures for the period up to December 31, 2008, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, financial market turmoil and the deteriorating macro economic conditions in the United States as well as globally; changes in the demands from our major customers; excess inventory, life cycle, market outlook and trends for specific products; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; product mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; the successful integration of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (formerly known as Hitachi Semiconductor Singapore Pte. Ltd.) into our operations; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. “Risk Factors” in our 2007 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     PART I — FINANCIAL INFORMATION
     Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31,	September 30,
	2007	2008

ASSETS

Cash and cash equivalents	$743,173	$461,925
Restricted cash	45,092	69,560
Marketable securities	2,822	715
Receivables, less allowances of $3,280 in 2007 and $4,641 in 2008	237,312	323,857
Inventories	213,524	210,999
Other investments	89,290	31,852
Other current assets	22,520	25,497

Total current assets	1,353,733	1,124,405

Investment in associated companies	30,112	37,491
Technology licenses, net	62,699	55,143
Property, plant and equipment, net	2,463,789	2,859,208
Other non-current assets	115,228	88,032

Total assets	$4,025,561	$4,164,279

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$212,618	$364,217
Short-term debt	270,000	—
Current installments of long-term debt and capital lease obligations	78,663	163,224
Other current liabilities	114,630	108,862

Total current liabilities	675,911	636,303

Long-term debt and capital lease obligations, excluding current installments	1,499,917	1,649,399
Other non-current liabilities	52,747	57,056

Total liabilities	2,228,575	2,342,758

Convertible redeemable preference shares	255,837	263,332

Ordinary share capital	2,710,006	2,707,209
Accumulated deficit	(1,115,587)	(1,094,156)
Accumulated other comprehensive loss	(53,270)	(54,864)

Total shareholders’ equity	$1,541,149	$1,558,189

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$4,025,561	$4,164,279

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share units and per share data)

	Three Months Ended		Nine months Ended
	September 30,		September 30,
	2007	2008	2007	2008

Net revenue	$354,821	$463,648	$1,002,909	$1,309,440
Cost of revenue	287,577	398,068	803,723	1,109,407

Gross profit	67,244	65,580	199,186	200,033

Other revenue	5,713	2,654	16,925	10,974

Operating expenses:
Research and development	38,929	44,184	115,010	132,474
Sales and marketing	14,608	19,493	42,210	54,921
General and administrative	9,347	11,196	28,943	33,154
Other operating expenses, net	3,567	1,364	10,737	5,116

Total operating expenses	66,451	76,237	196,900	225,665

Equity in income of associated companies, net	8,790	8,941	24,997	28,192
Other income (loss), net	200	(941)	(41)	8,782
Interest income	6,529	2,992	20,456	11,608
Interest expense and amortization of debt discount	(14,955)	(16,553)	(45,647)	(49,990)

Income (loss) before income tax	7,070	(13,564)	18,976	(16,066)
Income tax expense (benefit)	(107,689)	10,813	(76,842)	(37,497)

Net income (loss)	$114,759	$(24,377)	$95,818	$21,431

Less: Accretion to redemption value of convertible redeemable preference shares	2,427	2,522	7,212	7,495

Net income (loss) available to ordinary shareholders	$112,332	$(26,899)	$88,606	$13,936

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$0.04	$(0.01)	$0.03	$0.01
Diluted net earnings (loss) per ordinary share	$0.04	$(0.01)	$0.03	$0.01

Basic net earnings (loss) per ADS	$0.44	$(0.11)	$0.35	$0.05
Diluted net earnings (loss) per ADS	$0.40	$(0.11)	$0.33	$0.05

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,538.9	2,541.6	2,538.0	2,540.8
Effect of dilutive securities	328.8	—	331.0	1.1

Diluted net earnings (loss) per ordinary share	2,867.7	2,541.6	2,869.0	2,541.9

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	253.9	254.2	253.8	254.1
Effect of dilutive securities	32.9	—	33.1	0.1

Diluted net earnings (loss) per ADS	286.8	254.2	286.9	254.2

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Three Months Ended		Nine months Ended
	September 30,		September 30,
	2007	2008	2007	2008

Net income (loss)	$114,759	$(24,377)	$95,818	$21,431
Net unrealized gains (losses) on change in cash flow hedging fair values	200	(338)	1,602	(294)
Share of cash flow hedging gains of SMP	—	—	1	—
Reclassification of cash flow hedging gains into earnings	(179)	(319)	(1,888)	(83)
Unrealized gains (losses) on available-for-sale securities	(625)	(766)	73	(2,107)
Reclassification of realized losses on available-for-sale securities into earnings	—	446	—	1,287
Foreign currency translation	(1)	(487)	45	(397)

Other comprehensive loss	(605)	(1,464)	(167)	(1,594)

Comprehensive income (loss)	$114,154	$(25,841)	$95,651	$19,837

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine months Ended
	September 30,	September 30,
	2007	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$95,818	$21,431
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of associated companies, net	(24,997)	(28,192)
Cash dividends received from associated companies	24,686	28,457
Depreciation and amortization	367,286	433,698
Foreign exchange (gain) loss, net	(601)	1,366
(Gain) loss on disposal of property, plant and equipment, net	(936)	8
Deferred tax benefit	(23,688)	(23,052)
Others, net	8,922	12,425
Changes in assets and liabilities, net of effects from purchase of a subsidiary:
Receivables	(6,809)	(6,666)
Inventories	(41,220)	19,838
Other assets	(79,954)	(18,993)
Payables and other liabilities	1,928	(11,623)

Net cash provided by operating activities	$320,435	$428,697

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(587,283)	(443,556)
Payments for technology licenses	(6,707)	(11,014)
Investment in associated companies	(1,216)	(8,041)
Purchase of a subsidiary, net of cash acquired of $6,523	—	(237,072)
Refund of deposits placed with a vendor	15	1,278
Proceeds from sale of property, plant, equipment	4,845	10,482
Proceeds from redemption of other investments	—	55,841
Return of capital from associated companies	4,900	—
Others, net	55	(433)

Net cash used in investing activities	$(585,391)	$(632,515)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	146,109	389,072
Repayments	(123,629)	(433,631)
Capital lease payments	(2,911)	(3,972)
Receipts of refundable customer deposits	202	—
Refund of customer deposits	(17,128)	(5,609)
Issuance of ordinary shares	2,478	989
Increase in cash restricted for debt repayment	(1,457)	(24,468)
Others, net	(900)	—

Net cash provided by (used in) financing activities	$2,764	$(77,619)

Effect of exchange rate changes on cash and cash equivalents	2,724	189
Net decrease in cash and cash equivalents	(259,468)	(281,248)
Cash and cash equivalents at the beginning of the period	718,982	743,173

Cash and cash equivalents at the end of the period	$459,514	$461,925

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
1.	Basis of Presentation
The interim condensed consolidated financial statements have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and, in the opinion of management, contain all adjustments necessary, all of which are of a normal recurring nature except for the acquisition of subsidiary discussed in Note 2, and the revocation of certain tax status discussed in Note 8, to present fairly the financial information included herein. The accompanying interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2007.

The condensed consolidated balance sheet as at December 31, 2007 included herein is derived from the audited consolidated financial statements in the Company’s annual report on Form 20-F for the year ended December 31, 2007. The condensed consolidated balance sheet as at September 30, 2008, the condensed consolidated statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2007 and September 30, 2008, and the condensed consolidated statements of cash flows for the nine months ended September 30, 2007 and September 30, 2008 have not been audited.

The interim unaudited condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation of the minority shareholders of Chartered Silicon Partners Pte Ltd (“CSP”) was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. CSP subsequently reported profits from the fourth quarter of 2007 to the second quarter of 2008 and the profits applicable to the minority shareholders of CSP are taken to the consolidated statements of operations until the minority shareholders’ share of losses previously recorded in the consolidated statements of operations is fully recovered. The effect of this on the results of operations is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2008	2007	2008
Net profits (losses) not allocated to the minority shareholders of CSP according to their proportionate ownership	$(879)	$(1,513)	$(7,020)	$4,802
The cumulative net losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2007 and September 30, 2008 are $212,670 and $207,868, respectively.
2.	Acquisition of Hitachi Semiconductor Singapore Pte Ltd
On March 31, 2008, the Company completed the acquisition of 100 percent of the shares in Hitachi Semiconductor Singapore Pte Ltd from Hitachi, Ltd. and Hitachi Asia Ltd., for a total consideration of $241,125 which consisted of cash and related direct costs of the acquisition. In June 2008, the closing working capital price adjustment was finalized as provided for in the purchase agreement, resulting in a revised purchase consideration of $243,595. Upon the completion of the acquisition, Hitachi Semiconductor Singapore Pte Ltd was renamed Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (“CST” or “Fab 3E”). Fab 3E owns and operates an eight-inch wafer fabrication facility located in Singapore. This additional facility is expected to augment the capacity of the four eight-inch fabs the Company currently operates. This transaction also includes a manufacturing agreement with Renesas Technology Corp. (“Renesas”), an existing customer of Fab 3E, to provide future wafer fabrication services.

The acquisition of Fab 3E was accounted for using the purchase method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”. The assets and liabilities of Fab 3E were recorded as of the acquisition date, at their respective fair values. The purchase price allocation is based on the estimated fair value of assets acquired and liabilities assumed. The preparation of the valuation required the use of significant assumptions and estimates. These estimates were based on assumptions that the Company believes to be reasonable. The purchase price allocation was finalized during the three months ended September 30, 2008. The table shown below reflects the final purchase price allocation:

Fair values
Current assets	$41,459
Property, plant and equipment	243,724
Identifiable intangible assets	7,600
Other assets	28

Total assets acquired	292,811

Current liabilities	$30,337
Deferred income taxes	11,232
Other liabilities	7,647

Total liabilities assumed	49,216

Net assets acquired	$243,595
Cash acquired	6,523

Purchase price, net of cash acquired	$237,072

Supplemental pro forma financial information is presented below as if the acquisition of Fab 3E occurred as of the beginning of each period presented. The pro forma information presented below does not purport to present what the actual results would have been had the acquisition in fact occurred at the beginning of the respective period presented, nor does the information project results for any future period.

	Three months ended	Nine months ended
	September 30,	September 30,
	2007	2007	2008
	(In thousands, except per share data)
Pro forma net revenue	$405,710	$1,144,194	$1,353,784
Pro forma net income	122,334	126,046	23,585
Pro forma net income available to ordinary Shareholders	119,907	118,834	16,090
Pro forma basic net earnings per ordinary share	0.05	0.05	0.01
Pro forma diluted net earnings per ordinary share	0.04	0.04	0.01
Pro forma basic net earnings per ADS	0.47	0.47	0.06
Pro forma diluted net earnings per ADS	0.43	0.44	0.06
Combined results for the Company and Fab 3E were adjusted primarily for the following in order to present the pro forma results in the table above:
•	Adjustment to revenue to reflect the lower selling prices under the manufacturing agreement with Renesas entered into in connection with the acquisition;

•	Reversal of interest expense relating to a loan from company related to Hitachi, Ltd, that was recapitalized as Fab 3E shares in connection with the acquisition;

•	Amortization charges relating to intangible assets acquired as a result of the acquisition;

•	Increase in depreciation charges based on the fair values of property, plant and equipment as a result of the acquisition;

•	Adjustments made to reflect the historical financial statements of Fab 3E in accordance with U.S. GAAP. Prior to the acquisition by the Company, the financial statements of Fab 3E were prepared in accordance with Singapore Financial Reporting Standards; and

•	Income tax effects related to the above pro forma adjustments.
The results of Fab 3E’s operations have been included in the Company’s consolidated statement of operations from April 1, 2008 onwards.
3.	Use of Estimates
The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the respective reporting period. Estimates are based on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgment and estimate include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets and other investments, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the determination of normal capacity of the Company’s production facilities, the recognition of revenue, the recognition and measurement of sales credits and returns allowance, the likelihood of achieving the milestones attached to Government grants, management’s projections of achievement of performance conditions for performance share units over the performance period, the fair value of share-based employee compensation awards and financial instruments, and the valuation of net assets acquired from purchase business combinations. Actual results could differ from these estimates.
4.	Net Earnings (Loss) Per Ordinary Share
Basic net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares and dividing the resulting amount of net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted net earnings per ordinary share is computed using the weighted-average number of ordinary shares outstanding plus potentially dilutive securities, which includes the dilutive effect of share options using the treasury stock method, the dilutive effect of restricted share units, the impact of contingently issuable share-based awards with performance conditions and the dilutive effect of ordinary shares issuable upon the assumed conversion of the Company’s convertible securities. The accretion charges on convertible securities are added back to net income available to ordinary shareholders when the related ordinary share equivalents are included in computing diluted net earnings per ordinary share.

The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings per ordinary share computation because:
i.	The exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price; or

ii.	The total assumed proceeds under the treasury stock method resulted in negative incremental shares; or

iii.	The accretion to redemption value of convertible securities per ordinary share obtainable on conversion was higher than the basic net earnings per ordinary share, as adjusted for the effect of any potentially dilutive securities which were more dilutive than the convertible securities; or

iv.	The conditions for the vesting of the performance share units were not expected to be met; or

v.	The Company has net losses.
A summary of the excluded potentially dilutive securities is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2008	2007	2008
Convertible redeemable preference shares	—	325,144	—	325,144
Call options with Goldman Sachs International	214,792	214,792	214,792	214,792
Employee stock options	96,732	107,337	95,541	107,087
Performance share units	2,316	4,874	2,316	4,874
Restricted share units	—	11,589	—	11,589
The conversion price of the convertible redeemable preference shares is $0.8719 per share. The call options with Goldman Sachs International (“GS”) have a per share exercise price of $1.408 as of September 30, 2007 and 2008. The weighted-average exercise prices of employee stock options outstanding were $1.83 and $1.81 as of September 30, 2007 and 2008, respectively.
5.	Share-Based Compensation
Restricted Share Unit Plan 2007 (“RSU Plan”)
In May 2008, 9,052 RSUs were granted and accepted under the RSU Plan, out of which 63 RSUs were granted to employees of Silicon Manufacturing Partners Pte Ltd, or SMP.

These RSUs vest according to the vesting schedule, and ordinary shares will be issued provided the employee remains employed by the Company through the vesting dates; otherwise the unvested RSUs are forfeited. The grant-date fair value of awards granted under the RSU Plan is based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant. SMP reimburses the Company for the share-based compensation expense in respect of the RSUs that were granted to its employees.

Total share-based compensation expense recognized for the RSUs granted in May 2008 for the three and nine months ended September 30, 2008 was $473 and $632, respectively. As of September 30, 2008, the total compensation expense related to unvested RSUs not yet recognized is estimated at approximately $5,053 which is expected to be recognized over the weighted-average period of 2.7 years.

Pre-vesting forfeitures for RSUs granted in May 2008 were estimated to be approximately 1.05% to 2.91% for both three and nine months ended September 30, 2008 based on historical and expected attrition rates.

Performance Share Unit Plan 2007 (“PSU Plan”)
A base number of PSUs that may be awarded at the end of a three-year performance period was granted under the PSU Plan. The vesting of the awards is contingent upon the achievement of pre-determined levels of Economic Value Added (“EVA”) spread, Absolute Total Shareholder Return (“TSR”) and Relative TSR as those measures are defined in the PSU Plan. All pre-determined levels have been established at the grant date. All conditions are determined based on the average of three financial years’ EVA spread, Absolute TSR and Relative TSR. The EVA spread is calculated by deducting the weighted-average cost of capital from the return on invested capital while Absolute TSR is calculated by adding the dividend yield to the change in the opening and closing share price of the Company’s ordinary shares for the performance period. The Relative TSR is calculated by comparing the TSR of the Company against the TSR of a pre-defined peer in the semiconductor industry. The achievement of EVA spread is a performance condition while the achievement of Absolute TSR and Relative TSR are market conditions. One third of the base number of PSUs will vest according to the achievement of the EVA spread, one third will vest according to the achievement of the Absolute TSR and one third will vest according to the achievement of the Relative TSR. The number of PSUs ultimately vested will range from 30% to 150% of the base number of PSUs awarded, or zero, subject to the achievement of either of the abovementioned performance condition or market conditions, as applicable.

In May 2008, a total of 2,706 base number of PSUs were granted and accepted. Total share-based compensation expense recognized for the PSUs granted in May 2008 for the three and nine months ended September 30, 2008 was $56 and $75, respectively. Depending upon the Company’s performance against target performance measures specified in the award agreements, as of September 30, 2008, the total compensation expense related to unvested PSUs not yet recognized is estimated to be approximately $633. This estimated compensation expense is expected to be recognized over a weighted-average period of 2.8 years.

The grant-date fair value for the performance-based portion of the award was based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant.

The grant-date fair value for the market-based portions of the award is calculated by an independent third-party appraiser which adopted the Monte-Carlo valuation model with the following assumptions:

Three and Nine
Months ended
September 30, 2008
Risk-free interest rate	1.67%
Expected volatility	39.0%
Dividend yield	0.0%
The risk-free rate is based upon observed interest rates appropriate for the term of the Company’s PSUs. Expected volatility is based on historical volatility rates of the Company’s ordinary shares.

Pre-vesting forfeitures were estimated to be approximately 5.43% for the three and nine months ended September 30, 2008 based on historical and expected attrition rates.

As share-based compensation expense does not satisfy the conditions for tax deduction in Singapore, the recognition of the share-based compensation expense does not result in income tax benefits.
6.	Inventories
Inventories consist of the following:

	As of
	December 31,	September 30,
	2007	2008
Raw materials	$14,149	$13,020
Work-in-progress	194,255	190,632
Consumable supplies and spares	5,120	7,347

	$213,524	$210,999

7.	Other Investments
The Company has an investment in a private enhanced cash fund (“Fund”), which is managed by an external financial institution and consists primarily of high quality corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The investment in the Fund which was classified as a cash equivalent since the time of placement in 2003, was hence reclassified to Other Investments as of December 31, 2007. Accordingly the investment in the Fund of $98,088 was included as cash and cash equivalents in the consolidated statement of cash flows for the nine months ended September 30, 2007. The Company received cash proceeds of $13,481 and $55,841 in further redemptions from the Fund for the three and nine months ended September 30, 2008, resulting in a realized loss of $92 and $132 on the redemptions for the three and nine months ended September 30, 2008, respectively. As at September 30, 2008, the fair value of the Company’s pro-rata share of investment in the Fund was $31,852. The Company recorded an other-than-temporary impairment loss of $429 and $1,466 for the three and nine months ended September 30, 2008, respectively.
8.	Income Taxes
Fab 7 was previously granted pioneer status for a 15-year period beginning October 1, 2005. During its pioneer period, income arising from activities covered under the pioneer status is exempt from Singapore income tax. Income arising from activities not covered under the pioneer status, or non-qualifying income, is taxed at the prevailing Singapore corporate tax rate. Since Fab 7 was previously granted pioneer status, it had accumulated substantial wear and tear allowances on plant and machinery which it was unable to fully utilize against income from activities covered under the pioneer status. In addition, Fab 7 had tax losses before October 1, 2005, which under the pioneer status, were not allowed for carry forward. The Company applied to revoke the pioneer status of Fab 7 and the application was approved by the Singapore Economic Development Board (“EDB”) in June 2008. As a result of the revocation, these unabsorbed wear and tear allowances and tax losses were available for offset against income of the Company. Upon the approval of the revocation, the Company recorded additional amounts of deferred tax assets due primarily to the higher wear and tear allowances and tax losses of approximately $68,317 and $85,399, respectively, that have become available to be carried forward. In addition, based on the projection of future taxable income, a portion of the previously recorded valuation allowance on existing deferred tax assets which related primarily to unabsorbed wear and tear allowances and tax losses, was reversed, and as a result, the Company recorded a net income tax benefit of $48,684 in June 2008. This income tax benefit includes $10,244 which was used to offset taxes paid or incurred by the Company in prior years, with the balance being recognized as deferred tax assets that are expected to be utilized to offset against future tax liabilities. The future tax liabilities are based on the Company’s projection of future taxable income which is contingent upon future market conditions. A downward revision in the Company’s projection of future taxable income will require the establishment of additional valuation allowance against the existing deferred tax assets. As such, additional valuation allowance was recorded in the third quarter of 2008. The Company also expects to receive a refund of taxes of approximately $5,187 previously paid on non-qualifying income for 2007, however such refund is not expected to be received within the next 12 months.

In June 2008, the Company was granted an investment allowance (“IA”) for Fab 3 and Fab 7 which is a tax incentive administered by EDB. Under this scheme, the Company was granted an allowance based on an approved percentage of the fixed capital expenditure incurred over a 5-year period with effect from January 1, 2008, subject to compliance with certain conditions such as a minimum level of investment of fixed capital expenditure during the qualifying period. This allowance was given in addition to the normal wear and tear allowances provided in the Singapore Income Tax Act (“ITA”) and is claimable in full in the year which the capital expenditure is incurred and is not allowed to be deferred. Based on the Company’s projection of future taxable income, the Company assessed that a full valuation allowance was required on the IA deferred tax assets, and was included in the computation of the effective tax rate (“ETR”).

The liability for unrecognized tax benefits, as provided under FIN 48, was $5,990 and $4,770 as of December 31, 2007 and September 30, 2008, respectively. During the third quarter of 2008, an uncertainty related to a tax position taken in a prior year was resolved with the respective tax authority having completed its examination, which reduced the liability for unrecognized tax benefits by $756. Correspondingly, the same tax position taken in fiscal years which remained subject to examination was assessed to meet the more-likely-than-not recognition threshold which reduced the liability for unrecognized tax benefits by an additional $3,571. There had also been an increase in the liability for unrecognized tax benefits of $3,161 as a result of uncertain tax positions taken during the nine months ended September 30, 2008 that did not meet the more-likely-than-not recognition threshold. The Company does not anticipate any significant changes to the total amounts of unrecognized tax benefits within 12 months.

The Company is subject to taxation in Singapore and other foreign tax jurisdictions. A summary of the tax years that remain subject to examination in the Company’s major tax jurisdictions are:

Fiscal years that remain subject to examination as of
Major tax jurisdiction	September 30, 2008
Singapore	2005 and forward
United States of America	2005 and forward

9.	Long-term Debt and Obligations under Capital Leases
Long-term debt consists of:

	As of
	December 31,	September 30,
	2007	2008
Floating rate loans:
$653.1 million EXIM Guaranteed Loan	543,501	459,771
$610 million EXIM Guaranteed Loan	—	90,463
Société Générale Term Loan	—	119,234
JBIC/SMBC Term Loan (Tranche B)	—	56,568
5.645% JBIC/SMBC Term Loan (Tranche A)	—	56,568
5.75% senior notes due 2010	372,700	373,330
6.00% amortizing bonds due 2010	29,659	20,351
6.25% senior notes due 2013	297,752	298,028
6.375% senior notes due 2015	247,092	247,319
Others	9,633	8,238

	1,500,337	1,729,870
Less: Current installments of long-term debt	(74,163)	(157,511)

Long-term debt, excluding current installments	$1,426,174	$1,572,359

Obligations under capital leases:

	As of
	December 31,	September 30,
	2007	2008
Minimum future lease payments	$123,409	$126,236
Amount representing interest at rates of 5.9% to 7.8%	(45,166)	(43,483)

Present value of minimum future lease payments	78,243	82,753
Less: Current installments	(4,500)	(5,713)

Obligations under capital leases, excluding current installments	$73,743	$77,040

Current installments of:
Long-term debt	$74,163	$157,511
Obligations under capital leases	4,500	5,713

	$78,663	$163,224

Non-current portion, excluding current installments:
Long-term debt	$1,426,174	$1,572,359
Obligations under capital leases	73,743	77,040

	$1,499,917	$1,649,399

	Weighted Average
	Interest Rates
	As of
	December 31,	September 30,
	2007	2008
Debt obligations at floating rates	5.44%	3.27%
Debt obligations at fixed rates	6.08%	6.05%
Obligations under capital leases	7.09%	7.09%
In January 2008, the Company repaid $32,428 of the drawdown from the first tranche of the $653.1 million term loan from JPMorgan Chase Bank, guaranteed by Export-Import Bank of the United States (“$653.1 million EXIM Guaranteed Loan”). In July 2008, the Company repaid $32,428 and $28,408 of the drawdown from the first and second tranche of the same facility, respectively. In August, the Company further drew down $10,593 from the second tranche. Subsequent to the drawdown, the availability of the remaining amount of $34,181 under this facility expired.

In March 2008, the Company fully drew down $119,234 from tranche A of the Société Générale Term Loan, which is a $190 million term loan facility obtained in January 2008 from Société Générale, with Atradius Dutch State Business NV as export credit insurer which covers the loan for commercial and political risks. The Company has established a debt service reserve account with The Bank of New York which is charged in favor of Société Générale. The loan is for the purpose of supporting phase 2 of the Company’s build-up of production capacity in Fab 7. This credit facility may only be used to finance the purchase of equipment from ASML Netherlands B.V, a European vendor, for the Company’s Fab 7 facility as well as to finance the premium payable by the Company in respect of the insurance provided by Atradius, and may be drawn down only in accordance with the equipment purchases per the Company’s schedule for the construction of phase 2 of the Fab 7 facility. The facility is divided into two tranches and is repayable over a period of five years on a semi-annual basis from March 1, 2009 for tranche A and not later than December 15, 2010 for tranche B. The availability of the remaining amount of tranche A expired on August 1, 2008 while availability of the remaining amount of tranche B will expire on December 15, 2009, if it is not cancelled or fully disbursed before such date. This facility bears interest at LIBOR plus 0.20% per annum and interest is payable semi-annually.

Also in March 2008, the Company drew down $113,136 from the Japan Bank of International Cooperation and Sumitomo Mitsui Banking Corporation, (“JBIC/SMBC Term Loan”), which is a $300 million term loan facility obtained in October 2007. The Company has established a debt service reserve account with SMBC, Singapore Branch, for the benefit of JBIC and SMBC. The loan is for the purpose of supporting phase 2 of the Company’s build-up of production capacity in Fab 7. This credit facility may only be used to finance the purchase of equipment from Japanese vendors for the Company’s Fab 7 facility and may be drawn down only in accordance with the equipment purchases per the Company’s schedule for the construction of phase 2 of the Fab 7 facility. The availability of the remaining amount under this facility expires on October 15, 2010, if not cancelled or disbursed before such date. Fifty percent of the loan principal bears interest at a rate of 5.645% per annum, while the remaining fifty percent bears interest at LIBOR plus 0.15% per annum. Interest is payable semi-annually from the drawdown of the loan, and the loan principal is payable over a period of five years on a semi-annual basis from January 15, 2011.

In September 2008, the Company drew down $90,463 from the first tranche of the $610 million term loan from JPMorgan Chase Bank, guaranteed by EXIM (“$610 million EXIM Guaranteed Loan”). The Company has established a debt service reserve account with The Bank of New York for the benefit of EXIM. The loan is for the purpose of supporting phase 2 of the Company’s build-up of production capacity in Fab 7. This credit facility is divided into two tranches and has an availability period of between three to five years, which commenced in May 2007. It may only be used to finance the purchase of equipment from U.S. vendors for the Company’s Fab 7 facility and may be drawn down only in accordance with the equipment purchases per the Company’s schedule for the construction of phase 2 of the Fab 7 facility. The loan bears interest at LIBOR plus 0.0695% per annum. Interest is payable semi-annually and each tranche is payable semi-annually over five years. Principal repayment of the first and second tranches will begin at the latest on July 15, 2010 and July 15, 2012, respectively.
10.	Fair Value of Financial Instruments
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements” (“SFAS No. 157”), which provides guidance for measuring the fair value of assets and liabilities, and requires expanded disclosures about fair value measurements. SFAS No. 157 indicates that fair value should be determined based on the assumptions that marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-1, “Application of FASB SFAS No. 157 to SFAS No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions,” and FSP SFAS No. 157-2, “Effective Date of SFAS No. 157.” FSP SFAS No. 157-1 excludes from the scope of SFAS No. 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases”. FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In the first quarter of 2008, the Company adopted SFAS No. 157, except for non-financial assets and non-financial liabilities as described in FSP SFAS No. 157-2.

SFAS No. 157 clarifies that the definition of fair value retains the exchange price notion and focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, therefore a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability including assumptions about risk, the effect of sale or use restrictions on an asset and non-performance risk including an entity’s own credit risk relative to a liability. SFAS No. 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 emphasizes that valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

The additional disclosure requirements of SFAS No. 157 focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs and the effect of the measurement on earnings (or changes in net assets) for the reporting period. Inputs are categorized by a fair value hierarchy, Level 1 through Level 3, the highest priority being given to Level 1 and the lowest priority to Level 3. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available.

In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP became effective upon issuance, including prior periods for which financial statements have not been issued. The Company adopted FSP SFAS No. 157-3 in the third quarter of 2008. The adoption of FSP SFAS No. 157-3 did not have a material impact on the Company’s consolidated financial statements.

The following table presents the Company’s financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2008 and the amounts as they correspond to the respective level within the fair value hierarchy established by SFAS No. 157.

	Fair Value Measurements as at September 30, 2008
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	$715	$715	$—	$—
Forward foreign exchange contracts	39	—	39	—
Embedded derivatives	20	—	20	—

Liabilities:
Forward foreign exchange contracts	$166	—	$166	—
Embedded derivatives	44	—	44	—

The Company accounts for other investments (“Fund”) as a cost-method investment. Any decline in the value of the Fund below cost that is deemed to be other-than-temporary will result in an impairment. The fair value of the Fund is assessed by using market prices, or when such prices are not available, using a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, the Company determined that the fair value of the Fund and its underlying debt securities approximated the fair values as provided by the investment manager of the Fund. As such, the amounts recorded in the Company’s interim condensed consolidated financial statements are based on the fair values provided by the investment manager of the Fund. Such assessment of the fair value of the Fund uses significant unobservable inputs (Level 3).
The Fund, with a carrying amount of $45,854 as at June 30, 2008 was partially redeemed for $13,481 in the third quarter of 2008, resulting in a realized loss of $92 and $132 on the redemptions which was included in earnings for the three and nine months ended September 30, 2008, respectively. As at September 30, 2008, the fair value of the Company’s pro-rata share of investment in the Fund was $31,852. The Company recorded an other-than-temporary impairment loss of $429 and $1,466 for the three and nine months ended September 30, 2008, respectively.
11.	Recently Issued Accounting Pronouncements Not Yet Adopted
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and is intended to enhance the current disclosure framework in Statement 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation to better convey the purpose of the derivative use in terms of the risks that the entity is intending to manage. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact of adopting SFAS No. 161.

In April 2008, the FASB issued FSP SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(revised 2007), “Business Combinations” which will be effective for business combinations occurring in periods beginning after December 15, 2008. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of adopting FSP SFAS No. 142-3.

In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (“FSP EITF 03-6-1”). This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two-class method described in SFAS No. 128, “Earnings Per Share.” This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively to conform with the provisions of this FSP. The Company is currently assessing the impact of adopting FSP EITF 03-6-1.

In the same month, the FASB approved the issuance of EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock.” EITF 07-5 defines when adjustment features within contracts are considered to be equity-indexed. EITF 07-5 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. This issue is to be applied to outstanding instruments as of the beginning of the fiscal year in which the issue is initially applied through a cumulative effect of change in accounting in opening retained earnings. The Company is currently assessing the impact of adopting EITF 07-5.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2008	2007	2008
Consolidated Statements of Operations data:
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	81.0	85.9	80.1	84.7

Gross profit	19.0	14.1	19.9	15.3

Other revenue	1.6	0.6	1.7	0.8

Operating expenses:
Research and development	11.0	9.5	11.4	10.1
Sales and marketing	4.1	4.2	4.2	4.2
General and administrative	2.6	2.4	2.9	2.5
Other operating expenses, net	1.0	0.3	1.1	0.4

Total operating expenses, net	18.7	16.4	19.6	17.2

Equity in income of associated companies, net	2.5	1.9	2.5	2.1
Other income (loss), net	0.1	(0.2)	(0.0)	0.7
Interest income	1.8	0.7	2.0	0.9
Interest expense and amortization of debt discount	(4.2)	(3.6)	(4.6)	(3.8)

Income (loss) before income tax	2.1	(2.9)	1.9	(1.2)
Income tax expense (benefit)	(30.3)	2.4	(7.6)	(2.9)

Net income (loss)	32.4%	(5.3)%	9.5%	1.7%

Less: Accretion to redemption value of convertible redeemable preference shares	0.7	0.5	0.7	0.6

Net income (loss) available to ordinary shareholders	31.7%	(5.8)%	8.8%	1.1%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2008	2007	2008
Communications	40%	52%	38%	50%
Computer	24	13	32	14
Consumer	33	31	27	32
Other	3	4	3	4

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2008	2007	2008
Americas	67%	62%	72%	64%
Europe	9	10	8	9
Asia-Pacific	24	19	19	21
Japan	—	9	1	6

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2008	2007	2008
0.065 and below	13%	19%	7%	15%
Up to 0.09	6	3	15	4
Up to 0.13	35	36	34	36
Up to 0.18	10	14	9	14
Up to 0.25	13	11	11	13
Up to 0.35	14	10	14	11
Above 0.35	9	7	10	7

Total	100%	100%	100%	100%

THREE MONTHS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2008
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. We enter into arrangements with our customers which typically include some or all of the above deliverables. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
     Net revenue increased by 30.7% from $354.8 million in the third quarter of 2007 to $463.7 million in the third quarter of 2008, due primarily to an increase in wafer shipments, partially offset by lower selling prices. Fab 3E, which was acquired on March 31, 2008, contributed $41.1 million, representing 37.8% of the increase in net revenue. Total wafer shipments increased by 31.2% from 392,126 wafers (eight-inch equivalent) in the third quarter of 2007 to 514,318 wafers (eight-inch equivalent) in the third quarter of 2008. Average selling price, or ASP, decreased by 1.1% from $888 per wafer (eight-inch equivalent) to $878 per wafer (eight-inch equivalent) over the same period, due primarily to lower selling prices across technology nodes, partially offset by a more favorable product mix arising from higher shipments of 65nm products.
     Revenue from our 0.13um and below technologies represented 54% of our net revenue in the third quarter of 2007 as compared to 58% of our net revenue in the third quarter of 2008. In terms of absolute dollars, such revenue increased by 40% between the third quarters of 2007 and 2008, due primarily to higher 65nm and 0.13um shipments, partially offset by lower 90nm shipments and to a lesser extent, lower selling prices across these technology nodes. Revenue from our technologies above 0.13um up to 0.18um increased from 10% of our net revenue in third quarter of 2007 to 14% of our net revenue in the third quarter of 2008, due primarily to the contribution from Fab 3E.
     The communications sector was the highest contributor to our revenue in the third quarter of 2007, representing 40% of our net revenue. It continued to be the highest contributor to our net revenue in the third quarter of 2008, representing 52% of our net revenue. The increase in percentage contribution to total net revenue was due primarily to an increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in demand for bluetooth-related devices. Revenue from the consumer sector decreased from 33% of our net revenue in the third quarter of 2007 to 31% of our net revenue in the third quarter of 2008. Despite the decrease in percentage contribution to total net revenue, in terms of absolute dollars, this is a 23% increase from our net revenue in the third quarter of 2007, due primarily to an increase in demand for DVD-related devices and to a lesser extent, an increase in demand for television-related devices, partially offset by a decrease in demand for video game devices. Revenue from the computer sector decreased from 24% of our net revenue in the third quarter of 2007 to 13% of our net revenue in the third quarter of 2008, due primarily to a decrease in demand for personal computers peripherals, printer and monitors and optical storage devices.
     The Americas region was the highest contributor to our revenue in the third quarter of 2007, representing 67% of our net revenue. It continued to be the highest contributor to our revenue in the third quarter of 2008, representing 62% of our net revenue. Despite the decrease in percentage contribution to total net revenue, in terms of absolute dollars, this is a 21% increase from our net revenue in the third quarter of 2007, due primarily to the increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in bluetooth-related devices, partially offset by a decrease in demand for workstations, personal computers and motherboard devices. Revenue contribution from the Asia-Pacific region decreased from 24% of our net revenue in the third quarter of 2007 to 19% of our net revenue in the third quarter of 2008. Despite the decrease in percentage contribution to total net revenue, in terms of absolute dollars, this is a 3% increase from our net revenue in the third quarter of 2007, due primarily to the increase in demand for television-related devices, partially offset by a decrease in demand for personal computers peripherals, printer and monitors. Revenue from the Japan region contributed 9% of our net revenue for the third quarter of 2008 while it was immaterial in the third quarter of 2007. This increase in revenue contribution from the Japan region in the third quarter of 2008 was due primarily to the contribution from Fab 3E. Revenue from the Europe region remained similar in terms of percentage contribution to our net revenue at 9% and 10% for the third quarters of 2007 and 2008, respectively.
Cost of revenue
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, mask generation costs, and amortization of certain technology licenses. Generally, a large proportion of our cost of revenue is fixed in nature, which does not increase or decrease in proportion to any change in our shipments. The unit cost of a wafer decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced.
     Cost of revenue increased by 38.4% from $287.6 million in the third quarter of 2007 to $398.1 million in the third quarter of 2008, due primarily to the increase in shipments by 31.2% over the same period, a richer mix in production levels and to a lesser extent, costs incurred by Fab 3E.
     Cost per wafer shipped, however, increased by 5.3% from $723 (eight-inch equivalent) in the third quarter of 2007 to $761 (eight-inch equivalent) in the third quarter of 2008, due primarily to a richer mix in production levels, partially offset by higher production levels to achieve higher shipments in the third quarter of 2008.
     We record grants as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants recorded as a reduction to our cost of revenue was $0.9 million and $1.5 million in the third quarters of 2007 and 2008, respectively.
Gross profit
     Our gross profit decreased from $67.2 million, or 19.0% of our net revenue, in the third quarter of 2007 to $65.6 million, or 14.1% of our net revenue, in the third quarter of 2008. This is due primarily to lower selling prices, and to a lesser extent, higher cost per wafer, despite higher revenues.
     Our gross profit was also impacted by grants of $0.9 million and $1.5 million in the third quarters of 2007 and 2008, respectively, which were recorded as a reduction to our cost of revenue.
Other revenue
     Other revenue consists primarily of rental income and management fees. Other revenue decreased from $5.7 million in the third quarter of 2007 to $2.7 million in the third quarter of 2008, due primarily to lower rental income from a renewal of a rental agreement with SMP. The rental charged to SMP is arrived at based on the terms of the original joint venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint venture agreement. The lower rental starting from the second quarter of 2008 reflects our recovery of the majority of these costs over the initial 10 years of the joint venture agreement.
Research and development expenses
     Research and development, or R&D, expenses consist primarily of our share of expenses related to joint-development projects with IBM, Infineon, Samsung, Freescale, ST Microelectronics and Toshiba, payroll-related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for advanced technologies.
     R&D expenses increased by 13.5% from $38.9 million in the third quarter of 2007 to $44.2 million in the third quarter of 2008. This was due primarily to higher development activities related to the advanced 32nm technology node and to a lesser extent, higher payroll-related expenses. R&D expenses as a percentage of net revenue in the third quarters of 2007 and 2008 was 11.0% and 9.5%, respectively.

     The impact of grants recorded as a reduction to our R&D expenses was $3.4 million and $3.6 million in the third quarters of 2007 and 2008, respectively.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll-related costs for sales and marketing personnel, electronic design automation or EDA-related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and expand our penetration of existing customers.
     Sales and marketing expenses increased by 33.4% from $14.6 million in the third quarter of 2007 to $19.5 million in the third quarter of 2008, due primarily to higher expenses related to EDA offerings and to a lesser extent, higher financial support for pre-contract customer design validation activities. Sales and marketing expenses as a percentage of net revenue in the third quarters of 2007 and 2008 was 4.1% and 4.2%, respectively.
General and administrative expenses
     General and administrative, or G&A, expenses consist primarily of payroll-related costs for administrative personnel, external fees such as consultancy, legal, administrative, professional and regulatory fees, and depreciation of equipment used in G&A activities. G&A expenses increased by 19.8% from $9.3 million in the third quarter of 2007 to $11.2 million in the third quarter of 2008, due primarily to higher payroll-related expenses. G&A expenses as a percentage of revenue in the third quarters of 2007 and 2008 was 2.6% and 2.4%, respectively.
Other operating expenses, net
     Other operating expenses, net, decreased by 61.8% from $3.6 million in the third quarter of 2007 to $1.4 million in the third quarter of 2008. The decrease in other operating expenses, net, was due primarily to lower rental-related expenses, and to a lesser extent, lower foreign exchange losses in the third quarter of 2008.
Equity in income of associated companies, net
     Equity in income of SMP decreased from $8.9 million in the third quarter of 2007 to $8.7 million in the third quarter of 2008, due primarily to lower revenues resulting from lower shipments, partially offset by lower production costs. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the third quarter of 2007, the equity in income of SMP was $8.9 million compared to our total income before income tax of $7.1 million. The equity in income of SMP was $8.7 million compared to our total loss before income tax of $13.6 million in the third quarter of 2008.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the third quarters of 2007 and 2008. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Singapore, the parties do not share SMP’s net results in the same ratio as the equity holdings. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Three months ended September 30,
	2007	2008
	(In millions)
Net revenue (U.S. GAAP)	$354.8	$463.7
Chartered’s share of SMP revenue	$27.0	$23.5
Net revenue including Chartered’s share of SMP	$381.8	$487.2

     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three months ended September 30,
	2007		2008
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share	Share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	392.1	426.1	514.3	544.5
ASP per wafer	$888	$881	$878	$873

Note:

*	Eight-inch equivalent wafers
     We acquired a 26.7% equity interest in Gateway Silicon Inc., or GSI, in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.1 million in both the third quarters of 2007 and 2008.
     We acquired a 36.8% equity interest in Socle Technology Corporation, or Socle, in the second quarter of 2008. We account for the investment in Socle under the equity method from June 2008. Socle is a Taiwan-based firm specializing in system-on-chip design services and embedded platforms. Socle’s net operating results are shared between Chartered and Socle’s shareholders in the same ratio as the equity holdings. The equity in the income of Socle was $0.3 million in the third quarter of 2008.
Other income (loss), net
     Other income (loss), net, was a net income of $0.2 million in the third quarter of 2007 compared to a net loss of $0.9 million in the third quarter of 2008. The net income in the third quarter of 2007 was due primarily to a gain resulting from changes in the fair value on our derivative instruments. The net loss in the third quarter of 2008 was due primarily to other-than-temporary impairment losses of $0.4 million on securities classified as available-for-sale and $0.4 million on other investments.
Interest income
     Interest income decreased by 54.2% from $6.5 million in the third quarter of 2007 to $3.0 million in the third quarter of 2008, due primarily to lower interest rates and to a lesser extent, lower average cash balances compared to the third quarter of 2007.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased by 10.7% from $15.0 million in the third quarter of 2007 to $16.6 million in the third quarter of 2008, due primarily to higher average outstanding debt balances and lower interest capitalization associated with capital expenditures related to our 65nm and smaller technologies, partially offset by lower interest rates on outstanding floating rate debt.
Income tax expense (benefit)
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual ETR to income (loss) before income tax to derive the income tax expense (benefit) for the quarter. The quarterly income tax expense (benefit) recorded is the difference between the year to date expense and amounts recorded in prior quarters. ETR is calculated as a percentage of the forecast income tax expense for the year over the forecast income before income tax for the same period.
     In the third quarter of 2007, we recorded an income tax benefit of $107.7 million on an income before income tax of $7.1 million. Excluding the income tax benefit of $118.5 million that resulted from the revocation of Fab 3’s pioneer status, we recorded an income tax expense of $10.8 million for the third quarter of 2007. In the third quarter of 2008, we recorded an income tax expense of $10.8 million on a loss before income tax of $13.6 million. The income tax expense of $10.8 million for the third quarter of 2008 was due primarily to the provision of additional valuation allowance on a portion of existing deferred tax assets which were assessed, based on the projection of future taxable income, to be not realizable. Excluding this income tax expense resulting from the provision of additional valuation allowance, the income tax expense recorded in the third quarter of 2008 relating to the application of ETR was $0.1 million. This was lower than the income tax expense recorded in the third quarter of 2007, due primarily to the application of a lower ETR to a loss before income tax for the nine months ended September 30, 2008. The decline in ETR was due to a lower forecast income tax expense for the year ending December 31, 2008 as Fab 7’s unabsorbed wear and tear allowances were available for utilization after the revocation of its pioneer status in the second quarter of 2008 and greater year over year projected difference in forecasted income (loss) before income tax between 2007 and 2008.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges were $2.4 million and $2.5 million in the third quarters of 2007 and 2008, respectively.
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2008
Net revenue
     Net revenue increased by 30.6% from $1,002.9 million for the nine months ended September 30, 2007 to $1,309.4 million for the nine months ended September 30, 2008, due primarily to an increase in wafer shipments, partially offset by lower selling prices. Fab 3E contributed $82.2 million, representing 26.8% of the increase in net revenue. Total wafer shipments increased by 40.5% from 1,036,567 wafers (eight-inch equivalent) for the nine months ended September 30, 2007 to 1,456,438 wafers (eight-inch equivalent) for the nine months ended September 30, 2008. ASP decreased by 6.8% from $941 per wafer (eight-inch equivalent) to $877 per wafer (eight-inch equivalent) over the same period, due primarily to lower selling prices across technology nodes.
     Revenue from our 0.13um and below technologies remained similar in terms of percentage contribution to our net revenue for the nine months ended September 30, 2007 and 2008 at 56% and 55% respectively. In terms of absolute dollars, this is a 28% increase from our net revenue for the nine months ended September 30, 2007, due primarily to higher 65nm and 0.13um shipments, partially offset by lower 90nm shipments and to a lesser extent, lower selling prices across these technology nodes. Revenue from our technologies above 0.13um up to 0.18um increased from 9% of our net revenue for the nine months ended September 30, 2007 to 14% of our net revenue for the nine months ended September 30, 2008, due primarily to the contribution from Fab 3E.
     The communications sector was the highest contributor to our revenue for the nine months ended September 30, 2007, representing 38% of our net revenue. It continued to be the highest contributor to our net revenue for the nine months ended September 30, 2008, representing 50% of our net revenue. The increase in percentage contribution to total net revenue was due primarily to an increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in demand for bluetooth-related devices. Revenue from the consumer sector increased from 27% of our net revenue for the nine months ended September 30, 2007 to 32% of our net revenue for the nine months ended September 30, 2008, due primarily to an increase in demand for television-related devices and to a lesser extent, an increase in demand for DVD-related devices. Revenue from computer sector decreased from 32% of our net revenue for the nine months ended September 30, 2007 to 14% of our net revenue for the nine months ended September 30, 2008, due primarily to a decrease in demand for workstations, personal computers and motherboard devices.
     The Americas region was the highest contributor to our revenue for the nine months ended September 30, 2007, representing 72% of our net revenue. It continued to be the highest contributor to our revenue for the nine months ended September 30, 2008, representing 64% of our net revenue. Despite the decrease in percentage contribution to total net revenue, in terms of absolute dollars, this is a 16% increase from our net revenue for the nine months ended September 30, 2007, due primarily to the increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in bluetooth-related devices, partially offset by a decrease in demand for workstations, personal computers and motherboard devices. Revenue contribution from the Asia-Pacific region increased from 19% of our net revenue for the nine months ended September 30, 2007 to 21% of our net revenue for the nine months ended September 30, 2008, due primarily to the increase in demand for television-related devices, partially offset by a decrease in demand for personal computers peripherals, printer and monitors. Revenue contribution from the Japan region increased from 1% of our net revenue for the nine months ended September 30, 2007 to 6% of our net revenue for the nine months ended September 30, 2008. This increase in revenue contribution from the Japan region for the nine months ended September 30, 2008 was due primarily to the contribution from Fab 3E. Revenue from the Europe region remained similar in terms of percentage contribution to our net revenue at 8% and 9% for the nine months ended September 30, 2007 and 2008, respectively.
Cost of revenue
     Cost of revenue increased by 38.0% from $803.7 million for the nine months ended September 30, 2007 to $1,109.4 million for the nine months ending September 30, 2008, due primarily to the increase in shipments by 40.5% over the same period and to a lesser extent, costs incurred by Fab 3E.
     Cost per wafer shipped decreased by 1.6% from $761 (eight-inch equivalent) for the nine months ended September 30, 2007 to $749 (eight-inch equivalent) for the nine months ended September 30, 2008, due primarily to higher production levels to achieve higher shipments for the nine months ended September 30, 2008.
     We record grants as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants recorded as a reduction to our cost of revenue was $8.5 million and $3.3 million for the nine months ended September 30, 2007 and 2008, respectively.

Gross profit
     Our gross profit increased from $199.2 million for the nine months ended September 30, 2007 to $200.0 for the nine months ended September 30, 2008. However, our gross margin decreased from 19.9% of our net revenue for the nine months ended September 30, 2007 to 15.3% of our net revenue for the nine months ended September 30, 2008, due primarily to lower selling prices, partially offset by lower cost per wafer.
     Our gross profit was also impacted by a reduction in grants from $8.5 million for the nine months ended September 30, 2007 to $3.3 million for the nine months ended September 30, 2008, which were recorded as a reduction to our cost of revenue.
Other revenue
     Other revenue decreased from $16.9 million for the nine months ended September 30, 2007 to $11.0 million for the nine months ended September 30, 2008, due primarily to lower rental income from a renewal of a rental agreement with SMP. The rental charged to SMP is arrived at based on the terms of the original joint venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint venture agreement. The lower rental starting from the second quarter of 2008 reflects our recovery of the majority of these costs over the initial 10 years of the joint venture agreement.
Research and development expenses
     R&D expenses increased by 15.2% from $115.0 million for the nine months ended September 30, 2007 to $132.5 million for the nine months ended September 30, 2008. This was due primarily to higher development activities related to the advanced 45nm and 32nm technology nodes and to a lesser extent, higher payroll-related expenses. R&D expenses as a percentage of net revenue for the nine months ended September 30, 2007 and 2008 was 11.4% and 10.1%, respectively.
     The impact of grants recorded as a reduction to our R&D expenses was $7.5 million and $10.8 million for the nine months ended September 30, 2007 and 2008, respectively.
Sales and marketing expenses
     Sales and marketing expenses increased by 30.1% from $42.2 million for the nine months ended September 30, 2007 to $54.9 million for the nine months ended September 30, 2008, due primarily to higher expenses related to EDA offerings, higher payroll-related expenses and to a lesser extent, higher financial support for pre-contract customer design validation activities. Sales and marketing expenses as a percentage of net revenue for the nine months ended September 30, 2007 and 2008 remained essentially flat at 4.2%.
General and administrative expenses
     G&A expenses increased by 14.5% from $28.9 million for the nine months ended September 30, 2007 to $33.2 million for the nine months ended September 30, 2008, due primarily to higher payroll-related expenses. G&A expenses as a percentage of net revenue for the nine months ended September 30, 2007 and 2008 was 2.9% and 2.5%, respectively.
Other operating expenses, net
     Other operating expenses, net, decreased by 52.4% from $10.7 million for the nine months ended September 30, 2007 to $5.1 million for the nine months ended September 30, 2008. Included in other operating expenses, net, for the nine months ended September 30, 2008 was a gain of $1.3 million resulting from foreign currency fluctuations. Excluding this gain, the decrease in other operating expenses, net is due primarily to lower rental-related expenses, partially offset by a fixed asset write-off of $1.2 million.
Equity in income of associated companies, net
     Equity in income of SMP increased from $25.2 million for the nine months ended September 30, 2007 to $28.2 million for the nine months ended September 30, 2008, due primarily to lower cost per wafer resulting from lower depreciation, and to a lesser extent, lower production costs, partially offset by lower revenues from lower shipments. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. For the nine months ended September 30, 2007, the equity in income of SMP was $25.2 million compared to our total income before income tax of $19.0 million. For the nine months ended September 30, 2008, the equity in income of SMP was $28.2 million compared to our total loss before income tax of $16.1 million.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the nine months ended September 30, 2007 and 2008. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Singapore, the parties do not share SMP’s net results in the same ratio as the equity holdings. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Nine months ended September 30,
	2007	2008
	(In millions)
Net revenue (U.S. GAAP)	$1,002.9	$1,309.4
Chartered’s share of SMP revenue	$77.2	$74.4
Net revenue including Chartered’s share of SMP	$1,080.1	$1,383.8
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Nine months ended September 30,
	2007		2008
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share	Share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	1,036.6	1,133.4	1,456.4	1,550.2
ASP per wafer	$941	$929	$877	$872

Note:

*	Eight-inch equivalent wafers
     We acquired a 26.7% equity interest in Gateway Silicon Inc., or GSI, in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.2 million and $0.3 million for the nine months ended September 30, 2007 and 2008, respectively.
     We acquired a 36.8% equity interest in Socle Technology Corporation, or Socle, in the second quarter of 2008. We account for the investment in Socle under the equity method. The equity in the income of Socle was $0.3 million for the nine months ended September 30, 2008.
Other income (loss), net
     Other income (loss), net, was a net income of $8.8 million for the nine months ended September 30, 2008. Other income, net, for the nine months ended September 30, 2008 included the recognition of income of $11.5 million arising from our acceptance of a licensing fee in connection with a technology licensing agreement by one of our technology partners which was concluded during the first quarter of 2008. The amount recorded is the present value of $12.0 million, which we will receive as an offset against future payments due under a related technology agreement, and is not contingent upon any future performance requirements. Other income, net, for the nine months ended September 30, 2008 also included other-than-temporary impairment losses of $1.3 million on securities classified as available-for-sale and $1.5 million on other investments. There were no significant items in other (loss), net for the nine months ended September 30, 2007.
Interest income
     Interest income decreased by 43.3% from $20.5 million for the nine months ended September 30, 2007 to $11.6 million for the nine months ended September 30, 2008, due primarily to lower interest rates and to a lesser extent, lower average cash balances compared to the nine months ended September 30, 2007.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount increased by 9.5% from $45.6 million for the nine months ended September 30, 2007 to $50.0 million for the nine months ended September 30, 2008, due primarily to higher average outstanding debt balances and lower interest capitalization associated with capital expenditures related to our 65nm and smaller technologies, partially offset by lower interest rates on outstanding floating rate debt.

Income tax expense (benefit)
     For the nine months ended September 30, 2007, we recorded an income tax benefit of $76.8 million on an income before income tax of $19.0 million. Excluding the income tax benefit of $118.5 million that resulted from the revocation of Fab 3’s pioneer status, we recorded an income tax expense of $41.7 million for the nine months ended September 30, 2007. For the nine months ended September 30, 2008, we recorded an income tax benefit of $37.5 million on a loss before income tax of $16.1 million. Excluding the income tax benefit of $48.7 million that resulted from the revocation of Fab 7’s pioneer status in the second quarter of 2008, we recorded an income tax expense of $11.2 million for the nine months ended September 30, 2008, due primarily to the provision of valuation allowance on a portion of the existing deferred tax assets which were assessed, based on the projection of future taxable income, to be not realizable.
     The lower income tax expense recorded for the nine months ended September 30, 2008 from the application of ETR was $0.5 million. This lower income tax expense was due to the application of a lower ETR to a loss before income tax for the nine months ended September 30, 2008. The decline in ETR was due to a lower forecast income tax expense for the year ending December 31, 2008 as Fab 7’s unabsorbed wear and tear allowances were available for utilization after the revocation of its pioneer status in the second quarter of 2008 and greater year over year difference in forecasted income (loss) before income tax between 2007 and 2008.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges were $7.2 million and $7.5 million for the nine months ended September 30, 2007 and 2008, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
     As of September 30, 2008, our principal sources of liquidity included $461.9 million in cash and cash equivalents and $1,060.2 million of unutilized banking facilities consisting of loans and bank credit lines. Included in the $1,060.2 million of unutilized banking facilities is $83.4 million of uncommitted banking and credit facilities and $150.0 million related to a revolving loan facility with Sumitomo Mitsui Banking Corporation, or SMBC, which was renewed on July 1, 2008 and will be available until June 30, 2009.
     In January 2008, we fully repaid $50.0 million from the revolving loan facility with Bank of America, or BOA, $70.0 million from our outstanding uncommitted banking and credit facilities with BOA and $150.0 million from the revolving loan facility with SMBC, which were all fully drawn down in December 2007. We also repaid $32.4 million of the drawdown from the first tranche of the $653.1 million EXIM Guaranteed Loan.
     In March 2008, we drew down $113.1 million from the $300 million JBIC/SMBC Term Loan facility, which was obtained in October 2007 for the purpose of financing the purchase of equipment from Japanese vendors for our Fab 7 facility. Fifty percent of the loan principal bears interest at a fixed rate of 5.645% per annum, while the remaining fifty percent bears interest at LIBOR plus 0.15% per annum. Subsequent to this drawdown, the remaining amount available for drawdown under this facility is $186.9 million.
     Also in March 2008, we fully drew down $119.2 million from tranche A of the $190 million Société Générale Term Loan facility. The loan was obtained in January 2008 for the purpose of financing the purchase of equipment from a European vendor for our Fab 7 facility as well as to finance the premium payable by our company in respect of the insurance provided by Atradius. This facility bears interest at LIBOR plus 0.20% per annum. Subsequent to this drawdown, the remaining amount available for drawdown under tranche B of this facility is $70.8 million.
     On March 31, 2008, we completed the acquisition of 100 percent of the shares in Fab 3E. The total cash consideration for the acquisition was $237.1 million which consisted of cash and related direct costs of the acquisition, net of cash acquired of $6.5 million. The acquisition was funded with existing available cash balances.
     In June 2008, we drew down $50.0 million from our outstanding uncommitted banking and credit facilities with BOA, which was fully repaid in July 2008.
     In July 2008, we repaid $32.4 million and $28.4 million of the drawdown from the first and second tranche of the $653.1 million EXIM Guaranteed Loan, respectively. In August 2008, we further drew down $10.6 million from the second tranche of the same facility. Subsequent to the drawdown, the availability of the remaining amount of $34.2 million under this facility expired.
     In September 2008, we commenced the drawdown of $90.5 million from the first tranche of the $610 million EXIM Guaranteed Loan. The loan was obtained in May 2007 for the purpose of financing the purchase of equipment from U.S. vendors for our Fab 7 facility. This facility loan bears interest at LIBOR plus 0.0695% per annum. Subsequent to this drawdown, the remaining amount available for drawdown under this facility is $519.5 million.
     We have an investment in a private enhanced cash fund, or Fund, which is managed by an external financial institution. The Fund consists primarily of high quality corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The fair value of the Fund is assessed by using market prices or, when such prices are not available, using a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, we determined that the fair value of the Fund and its underlying debt and securities approximated the fair values provided by the investment manager of the Fund. As such, the amounts recorded in our consolidated financial statements are based on the fair values provided by the investment manager of the Fund. We received cash proceeds of $13.5 million and $55.8 million in further redemptions from the Fund for the three and nine months ended September 30, 2008, respectively. The realized loss on the redemptions was $0.1 million for both the three and nine months ended September 30, 2008. As at September 30, 2008, the fair value of our pro-rata share of investment in the Fund was $31.9 million. We recorded other-than-temporary impairment losses of $0.4 million and $1.5 million for the three and nine months ended September 30, 2008, respectively. As at September 30, 2008, we received total redemption of approximately 66.5% of our pro-rata share of the investment in the Fund as at December 31, 2007. The latest information from the investment manager of the fund states that its goal is to have 83% of our pro-rata share of the investment in the Fund as at December 31, 2007 liquidated by December 2008. Subsequent to September 30, 2008, we received cash proceeds of $4.3 million in a further redemption from the Fund, resulting in a realized loss of $0.1 million on the redemption. If the credit and liquidity issues in the markets relating to our investment and its underlying securities continue or worsen, we may recognize further losses in the value of our remaining investment in the Fund.
     Working capital, which is calculated as the excess of current assets over current liabilities, was $677.8 million and $488.1 million as of December 31, 2007 and September 30, 2008, respectively. Our current installments of long-term debt were $74.2 million as at December 31, 2007 compared to $157.5 million as at September 30, 2008, due primarily to the inclusion of loan payables of $58.9 million of the drawdown from the second tranche of the $653.1 million EXIM Guaranteed Loan and $23.8 million of the drawdown from the Société Générale Term Loan.
     Recently the macroeconomic environment has deteriorated and there has been unprecedented financial market volatility. These conditions have resulted in contracting demand in the foundry industry, resulting in decline in orders and in some instances, customers requesting rescheduling of deliveries forward. While these conditions have created certain additional risks for our business, we are taking steps to preserve our cash and liquidity and believe that our cash on hand, existing working capital, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our capital and research and development expenditures, debt service obligations, investment and liquidity needs for the next twelve months.
     We cannot predict the timing, strength or duration of any economic deterioration or subsequent economic recovery, worldwide, or in the foundry industry. If the current economic or market conditions persist or deteriorate further, our business, financial condition and results of operations could be materially and adversely affected. Therefore there can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future as cash flow generation may be affected by, among other factors, sales levels, capacity utilization, industry business conditions as well as general macroeconomic conditions.
     In August 2008, Fitch Ratings and Standard and Poor’s, or S&P, revised our corporate credit rating from BBB- to BB+ to reflect their expectations regarding our financial and competitive conditions. Our debt agreements do not have any credit rating downgrade triggers that would accelerate the maturity of our debt. However, subject to the achievement of certain production milestones per our debt agreements, we may be required to commence repayment of our debt earlier than as laid out in our debt agreements. Credit rating downgrades and the deterioration of the current economic conditions, depending on their severity, could affect our ability to access or renew existing or to obtain additional financing as required from time to time depending on the pace of our future growth and technology upgrades and migration. As a result our ability to compete effectively in our business relative to competitors with higher credit ratings could be affected. Where additional financing could be obtained, there can be no assurance that such additional financing will be available on terms satisfactory to us or that such additional financing will not be dilutive to our shareholders.

Historic cash flows
     The following table sets forth the summary of our cash flows for the periods presented:

	Nine months ended September 30,
	2007	2008
	(In thousands)
Net cash provided by operating activities	$320,435	$428,697
Net cash used in investing activities	$(585,391)	$(632,515)
Net cash provided by (used in) financing activities	$2,764	$(77,619)
Historic operating cash flows
     Net cash provided by operating activities was $320.4 million and $428.7 million for the nine months ended September 30, 2007 and 2008, respectively. The $108.3 million improvement in cash provided by operating activities was due primarily to higher collections and receipt of tax refunds of $73.8 million which arose from the revocation of the pioneer status of Fab 3 in the third quarter of 2007, partially offset by higher payments for operating expenses. Net cash provided by operating activities for the nine months ended September 30, 2008 also included $23.0 million from Fab 3E’s operations.
Historic investing cash flows and capital expenditures
     Net cash used in investing activities was $585.4 million and $632.5 million for the nine months ended September 30, 2007 and 2008, respectively. Investing activities consisted of capital expenditures totaling $587.3 million and $443.6 million for the nine months ended September 30, 2007 and 2008, respectively. Capital expenditures for the nine months ended September 30, 2007 and 2008 were primarily for our 65nm and below technologies. Investing activities for the nine months ended September 30, 2008 also included $237.1 million related to the purchase of 100 percent of the shares in Fab 3E which consisted of cash and related direct costs of the acquisition, net of cash acquired of $6.5 million, funded with existing available cash balances, and $8.0 million to acquire a 36.8% equity interest in an associated company, Socle. We also received cash proceeds of $55.8 million in further distributions from the Fund.
     We expect our capital expenditures for 2008 to be approximately $650 million, compared to $750 million as previously expected in the second quarter of 2008. This reduction is due primarily to deferral of planned capital expenditures considering the current unfavorable macroeconomic conditions and the resulting decline in and deferment of customer orders. As of December 31, 2007 and September 30, 2008, we have spent an accumulated total of $2,144.2 million and $2,391.4 million, respectively, on the equipping of Fab 7. As of December 31, 2007 and September 30, 2008, we had commitments on contracts for capital expenditures of $280.6 million and $408.5 million, respectively. We may claim IA on future qualifying capital expenditure, subject to a minimum level of investment in approved fixed capital expenditure within the qualifying period.
     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in the Company’s Form 20-F for the year ended December 31, 2007.
Historic financing cash flows
     Net cash provided by financing activities was $2.8 million for the nine months ended September 30, 2007 while net cash used in financing activities was $77.6 million for the nine months ended September 30, 2008. Financing activities for the nine months ended September 30, 2008 included a drawdown of $119.2 million from the Société Générale Term Loan facility, $113.1 million from the JBIC/SMBC Term Loan and $60.0 million from BOA short-term credit facility. In addition, we also drew down $10.6 million from the second tranche of the $653.1 million EXIM Guaranteed Loan and $90.5 million from the first tranche of the $610 million EXIM Guaranteed Loan. We also made principal repayments totaling $180 million and $150 million for the BOA short-term credit and the revolving loan facilities, and the SMBC revolving loan facility, respectively, as well as loan repayment of $94.3 million of the drawdown from the $653.1 million EXIM Guaranteed Loan.
     The restricted cash related to cash amounts reserved in a bank account and restricted for the purpose of semi-annual principal and interest repayments, and commitment fees related to the $653.1 million EXIM Guaranteed Loan. The increase in restricted cash of $23.0 million for the nine months ended September 30, 2008 was due primarily to the placement of restricted cash for principal and interest repayment of the $653.1 million EXIM Guaranteed Loan which is due in January 2009.

INVESTMENT IN SMP
     Our investment in SMP as of December 31, 2007 and September 30, 2008 is shown below:

	As of
	December 31,	September 30,
	2007	2008
	(In thousands)
Cost	$80,936	$80,936
Share of retained post-formation gains	49,557	77,774
Dividends received	(101,240)	(129,697)

	$29,253	$29,013

     Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	September 30,
	2007	2008
	(In thousands)
Amounts due from SMP	$10,193	$9,732
Amounts due to SMP	$1,341	$1,057
     Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	September 30,
	2007	2008
	(In thousands)
Current assets	$65,343	$54,455
Other assets	669	509
Property, plant and equipment	18,436	22,149
Current liabilities	(30,390)	(23,195)
Other liabilities	(6)	(106)

Shareholders’ equity	$54,052	$53,812

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2008	2007	2008
	(In thousands)
Net revenue	$43,945	$38,862	$131,363	$123,176
Gross profit	9,334	9,566	25,226	30,852
Net income	8,916	8,732	25,226	28,217
Item 3. Quantitative and Qualitative Disclosures About Market Risk
     Our exposure to financial market risks is derived primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments and natural hedging by maintaining foreign currency bank deposits, the application of which is intended for hedging purposes and not for speculative purposes.
     Reference is made to Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company’s Form 20-F for the year ended December 31, 2007 and to subheading (l) “Derivative Instruments and Hedging Activities” on page F-13 of Note 1, “Background and Summary of Significant Accounting Policies”, Note 21, “Derivative Instruments”, and Note 22, “Fair Values of Financial Instruments” in the Notes to the Consolidated Financial Statements included in Item 18 of the Company’s Form 20-F for the year ended December 31, 2007. Apart from changes in our exposure to interest rate risk which is presented in the table below, there have been no other material changes to our exposures to market risk as reported in these sections.

     The tables below provide information about our long-term debt that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average floating rates are based on prevailing floating interest rates related to the outstanding obligations as of September 30, 2008. There were no outstanding interest rate contracts as of September 30, 2008.

	As of September 30, 2008
	Expected Maturity Date
	(In thousands, except interest rates)
									Fair
	2008	2009	2010	2011	2012	Thereafter	Total		Value
Long-term debt:

Floating rate debt (US$)	$—	$147,637	$156,683	$177,043	$112,187	$132,486	$726,036		$726,036

Weighted average interest rate	—%	3.257%	3.262%	3.267%	3.279%	3.300%	3.272	%(1)

Fixed rate debt (US$)	$—	$9,875	$385,476	$11,314	$11,314	$583,940	$1,001,919		$944,570

Weighted average interest rate	—%	6.000%	5.757%	5.645%	5.645%	6.268%	6.055	%(1)

Total	$—	$157,512	$542,159	$188,357	$123,501	$716,426	$1,727,955		$1,670,606

	As of
	December 31, 2007
	(In thousands)
	Total	Fair Value
Long-term debt:
Floating rate debt	$543,501	$544,362
Fixed rate debt	954,659	964,842

Total	$1,498,160	$1,509,204

Notes:

(1)	Average interest rates under “Total” are the weighted average interest rates of long-term debt outstanding as of September 30, 2008.
     As of September 30, 2008, 58% and 42% of our interest rate payment obligations on long-term debt are at fixed rates and floating rates, respectively. We do not have cash flow and earnings exposure due to market interest rate changes for our fixed rate debt obligations, however we do have cash flow and earnings exposure due to market interest rate changes for our floating rate debt obligations. Based on our interest payment obligations as of September 30, 2008, a 0.5% increase in interest rates would increase our floating rate interest payments by 15.3% annually.
Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits
99.1	Amendment No.1 to EX-IM Bank Facility Agreement dated as of August 6, 2008 by and among the Company as borrower, JPMorgan Chase Bank, N.A as lender, Export-Import Bank of the United States as guarantor, and JPMorgan Chase Bank, N.A. as facility agent.

The parties entered into an amendment agreement to EX-IM Bank Facility Agreement dated May 16, 2007 relating to the Chartered Semiconductor Fab 7 Phase II Project (the “Agreement”) to amend (i) the Final Maturity Date as provided in the Item 10 of the Term Sheet, and (ii) the Affirmative Covenants of the Borrower as provided in the Section 10.01 of the Agreement.

99.2	Amendment No.2 to EX-IM Bank Facility Agreement dated as of August 6, 2008 by and among the Company as borrower, JPMorgan Chase Bank, N.A as lender, Export-Import Bank of the United States as guarantor, and JPMorgan Chase Bank, N.A. as facility agent.

The parties entered into an amendment agreement to EX-IM Bank Facility Agreement dated December 23, 2004 (the “Agreement”) to amend (i) the definition of “Permitted Indebtedness” as provided in Section 1.01 of the Agreement, and (ii) the Affirmative Covenants of the Borrower as provided in the Section 10.01 of the Agreement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 5, 2008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer